

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Ms. Laurel J. Krzeminski
Chief Financial Officer
Granite Construction Incorporated
585 W. Beach Street
Watsonville, CA 95076

> **Re:    Granite Construction Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-12911**

Dear Ms. Krzeminski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction